Erik Nelson, Sr. Securities Counsel
Allianz Investment Management LLC
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone: (763) 765-7453

July 29, 2009


VIA EDGAR


Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549


  Re:Delaying Amendment for Combination of Certain Series of the Allianz
     Variable Insurance Products Trust (the "VIP Trust") (SEC File Nos. 333-160351and 811-09491) with and into Corresponding Series of the VIP Trust, and of the Allianz Variable Insurance Products Fund of Funds Trust (the "Fund of Funds Trust")(SEC File Nos. 333-160352 and 811-21624) on Form N-14.

Dear Sir/Madam:

Pursuant to Rule 473 under the Securities Act of 1933, as amended, on behalf of the above referenced Registrants, we hereby file a delaying amendment with respect to Registrant's Registration Statement on Form N-14 (File Nos. 333-160351 and 333-160352), filed with the Securities and Exchange Commission relating to the combination of certain series of the VIP Trust with and into corresponding series of the VIP Trust and the Fund of Funds Trust. The Registration statement was filed with the Securities and Exchange Commission on June 30, 2009 pursuant to Rule 488 under the Securities Act and contains eight separate proxy statement/prospectuses.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Please contact me at the above telephone number or e-mail address if you have any questions concerning this filing. Thanks you for your assistance.

Sincerely,

Allianz Variable Insurance Products Trust
Allianz Variable Insurance Products Fund of Funds Trust



By:  /s/ Erik Nelson
    ______________________________________________